SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MEDICAL PROPERTIES TRUST, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58463J304

(CUSIP Number)

Lori Foust
Treasurer
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
630 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58463J304

1)	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 3,141,700(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 3,141,700(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,141,700(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Row (11): 3.9%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of January 12, 2010.

(2) The percentage is calculated based on a total of 80,164,801 of the Issuer’s shares of common stock, par value $0.001 per share, outstanding as of November 9, 2009, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the schedule 13D filed by Inland American Real Estate Trust, Inc. (“Inland American”) with the Securities and Exchange Commission (the “SEC”) on August 20, 2007 (together with the Amendment, the “Schedule 13D”), in connection with the disposition of Shares beneficially owned by Inland American and the disclosure that Inland American has ceased to be the beneficial owner of more than 5% of the Company’s outstanding Shares.  Capitalized terms used in this Amendment without being defined herein have the respective meanings given to them in the Amendment.

Item 2.                           Identity and Background.

Item 2 of the Schedule 13D is hereby amended as follows:

Appendix A with respect to Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Inland American, respectively, which information is incorporated by reference into this Item 2, is hereby amended and restated in its entirety as filed with this Amendment.

Item 5.                           Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                  See response corresponding to row 11 of the cover page listing Inland American as the Reporting Person for the aggregate number of Shares beneficially owned by Inland American, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page listing Inland American as the Reporting Person for the percentage of Shares beneficially owned by Inland American, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares it holds for the account of Inland American by means of a committee composed of three of its directors.

(b)                                 See responses corresponding to rows seven through ten of the cover page listing Inland American as the Reporting Person for the number of Shares as to which Inland American has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with Inland American pursuant to the terms of the Advisory Agreement.

(c)                                  During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Type of Transaction	Date	No. of Shares	Price per Share	Total Sale Price
S	December 21, 2009	400,000	$9.65	$3,860,000.00

To the knowledge of Inland American, none of the executive officers and directors of Inland American has effected any transactions in Shares of the Company in the last 60 days.

(d)                                 None.

(e)                                  As of December 21, 2009, Inland American has ceased to be the beneficial owner of more than five percent of the Company’s outstanding shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2010	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Roberta S. Matlin
Roberta S. Matlin
Vice President

Appendix A

Executive Officers and Directors of Inland American

Names and Titles of Inland American Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
J. Michael Borden, Director

President and Chief Executive Officer of Hufcor Inc. and Chief Executive Officer of Hufcor Asia Pacific in China and Hong Kong, Marashumi Corp. in Malaysia, Hufcor Australia Group, and F. P. Investments.

Hufcor, Inc. P.O. Box 591 Janesville, WI 53547 United States Citizen

Thomas F. Glavin, Director

Owner of Thomas F. Glavin & Associates, Inc., a certified public accounting firm started in 1988, and partner in Gateway Homes, which has zoned, developed and managed a 440 unit manufactured home park in Frankfort, Illinois as well as single family home sites.

414 Plaza Drive, Suite 304 Westmont, IL 60551 United States Citizen

Brenda G. Gujral, President and Director	President, Chief Executive Officer and Director of Inland Real Estate Investment Corporation; President, Chief Operating Officer and Director of Inland Securities Corporation	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

David Mahon, Director	Managing Director of GE Antares Capital and one of GE Antares’ senior deal professionals in leveraged finance.	GE Antares Capital 500 West Monroe Street Chicago, IL 60661 United States Citizen

Thomas F. Meagher, Director	Principal stockholder and Chairman of Professional Golf Cars of Florida.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Chairman of the Board; Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Paula Saban, Director	President and principal stockholder in Newport Distribution, Inc., a construction products company.	807 Tory Court Schaumburg, IL 60173 United States Citizen

William J. Wierzbicki, Director	Sole proprietor of “Planning Advisory Services,” a land-use planning consulting service providing consultation and advice to various local governments, developers and individuals.	28 Tadcaster Place Sault Ste. Marie, Ontario Canada P6B 5E4 Canadian Citizen

Roberta S. Matlin, Vice President — Administration	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Lori Foust, Treasurer and Principal Financial Officer

Treasurer and Principal Financial Officer of Inland American; Chief Financial Officer of Inland American Business Manager & Advisor, Inc.; principally employed by Inland Real Estate Investment Corporation.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Scott W. Wilton, Secretary

Secretary of Inland American; Assistant Vice President of The Inland Real Estate Group, Inc.; Secretary of Inland Real Estate Exchange Corporation; Secretary of Inland American Business Manager & Advisor, Inc.; principally employed as Assistant Counsel with The Inland Real Estate Group, Inc. law department.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Jack Potts, Principal Accounting Officer	Principal Accounting Officer of Inland American and Chief Accounting Officer of Inland American Business Manager & Advisor, Inc.; principally employed by Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen